FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of October 2008.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura announces progress in acquisition of Lehman Brothers’ Asia Pacific franchise

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: October 14, 2008	By:	/s/ Shinichiro Watanabe
Shinichiro Watanabe
Senior Corporate Managing Director

Nomura announces progress in acquisition of Lehman Brothers’ Asia Pacific franchise

Tokyo, October 14, 2008—Nomura Holdings, Inc. today announced that it had closed the acquisition of most parts of Lehman Brothers’ Asia Pacific franchise including Hong Kong, Singapore, Australia, India, Thailand, and Japan, following conditions being met in sequence in each country.

The majority of Lehman Brothers’ employees in Asia Pacific have accepted Nomura’s offer of employment. This increased presence will significantly enhance Nomura’s capabilities in the Asia Pacific region.

Along with the announcements to acquire Lehman Brothers’ European and Middle Eastern investment banking and equities businesses, its service platform in Powai, India, and hire a number of former Lehman Brothers fixed income employees in Europe, the transaction represents a significant step in Nomura’s strategy to accelerate growth across international markets.

Kenichi Watanabe, Nomura’s President and CEO, said: “Together with our new colleagues who joined Nomura from Lehman Brothers, we are now ready to work together closely to realize our goal of becoming a world-class investment bank that delivers maximum value to our clients and shareholders.”

Ends

For further information please contact:

Name	Company	Telephone
Shuji Sato	Nomura, Tokyo	+ 81-3-3278-0591
Joey Wu	Nomura, Hong Kong	+ 852 2536 1604

Nomura

Nomura is a leading financial services group and the preeminent Asian-based investment bank with worldwide reach. Nomura provides a broad range of innovative solutions tailored to the specific requirements of individual, institutional, corporate and government clients through an international network in 30 countries. Based in Tokyo and with regional headquarters in Hong Kong, London, and New York, Nomura employs about 18,000 staff worldwide. Nomura’s unique understanding of Asia enables the company to make a difference for clients through five business divisions: domestic retail, global markets, global investment banking, global merchant banking, and asset management. For further information about Nomura, please visit www.nomura.com.